ABBVIE INC.

1 North Waukegan Road,

North Chicago, IL  60064

December 7, 2012

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AbbVie Inc.
Registration Statement on Form 10
File No. 001-35565

Dear Mr. Riedler:

Reference is made to the Registration Statement on Form 10 (File No. 001-35565) (as amended to date, the “Registration Statement”), filed by AbbVie Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).  We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

Abbott Laboratories (“Abbott”) has set December 12, 2012 as the record date for the distribution of the Shares, which is scheduled to occur on January 1, 2013.  Abbott and the Company would like for the Shares to commence trading on the NYSE on a “when issued” basis as soon as practicable and potentially as early as December 10, 2012, two days prior to the record date.  Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on December 7, 2012, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Company hereby acknowledges that:

•                                          should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 7, 2012

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact David Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam and that such effectiveness also be confirmed in writing.

Very truly yours,

ABBVIE INC.

By:	/s/ Richard A. Gonzalez
Name:	Richard A. Gonzalez
Title:	Chairman of the Board and Chief Executive Officer